Pono Capital Corp

643 Ilalo Street

Honolulu, Hawaii 96813

August 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Todd Schiffman Division of Corporate Finance

Re:	Pono Capital Corp
Registration Statement on Form S-1
File No. 333-257150
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Schiffman:

I hope this letter finds you well.

Pono Capital Corp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-257150), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at become effective at 4:00 p.m. Eastern time on Tuesday, August 10, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Debbie A. Klis, Rimon, P.C. on (202) 935-3390 and that such effectiveness also be confirmed in writing.

[Remainder of page intentionally left blank.]

Sincerely yours,

		By:	/s/ Dustin Shindo
Dustin Shindo
Chief Executive Officer
cc:	Rimon, P.C.
Debbie Klis
David Mittelman

Ellenoff Grossman & Schole LLP
Barry I. Grossman
Jessica S. Yuan

[Signature Page to Company Acceleration Request]